As filed with the Securities and Exchange Commission on May 5, 2011
1933 Act File No. 333-165775
1940 Act File No. 811-21593

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.

☑	POST-EFFECTIVE AMENDMENT NO. 5

and/or

☑	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑	AMENDMENT NO. 38

Kayne Anderson MLP Investment Company
(Exact Name of Registrant as Specified in Charter)

717 Texas Avenue, Suite 3100
Houston, Texas 77002
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (713) 493-2020

David J. Shladovsky, Esq.	Copies of Communications to:
KA Fund Advisors, LLC 1800 Avenue of the Stars, Second Floor Los Angeles, California 90067 (Name and Address of Agent for Service)	David A. Hearth, Esq. Paul, Hastings, Janofsky & Walker LLP 55 Second Street, 24th Floor San Francisco, California 94105-3441 (415) 856-7000

Approximate Date of Proposed Public Offering: From time to time after the effective date of the Registration Statement.
     If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑
     This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE
This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) of Kayne Anderson MLP Investment Company, as amended (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

KAYNE ANDERSON MLP INVESTMENT COMPANY

PART C — Other Information

Item 25.	Financial Statements and Exhibits
1.	Financial Statements:

Part A
Our financial highlights, the accompanying notes thereto, and the report of PricewaterhouseCoopers LLP thereon, contained in our Annual Report to Stockholders on Form N-CSR for the fiscal year ended November 30, 2010, filed by us with the SEC on February 4, 2011, are hereby incorporated by reference into Part A of this Registration Statement.

Part B
Our financial statements and financial highlights, the accompanying notes thereto, and the report of PricewaterhouseCoopers LLP thereon, contained in our Annual Report to Stockholders on Form N-CSR for the fiscal year ended November 30, 2010, filed by us with the SEC on February 4, 2011, are hereby incorporated by reference into Part B of this Registration Statement.

2. Exhibits:

a.	(1) Articles of Amendment and Restatement.* (Exhibit 99.1)

(2) Articles Supplementary for Series A Mandatory Redeemable Preferred Stock.††††††† (Exhibit (a)(2))

(3) Articles Supplementary for Series B Mandatory Redeemable Preferred Stock and Series C Mandatory Redeemable Preferred Stock.‡‡ (Exhibit (a)(3))

(4) Articles Supplementary for Series D Mandatory Redeemable Preferred Stock — filed herewith.

b.	Amended and Restated Bylaws of Registrant.** (Exhibit 99.1)

c.	Voting Trust Agreement — none.

d.	(1) Form of Common Share Certificate.**** (Exhibit (d)(1))

(2) Form of Series A Mandatory Redeemable Preferred Stock Certificate.†††††† (Exhibit (d)(2))

(3) Form of Fitch Rating Guidelines.†††††† (Exhibit (d)(3))

(4) Form of Series B Mandatory Redeemable Preferred Stock Certificate.‡‡ (Exhibit (d)(4))

(5) Form of Series C Mandatory Redeemable Preferred Stock Certificate.‡‡ (Exhibit (d)(5))

(6) Form of Series D Mandatory Redeemable Preferred Stock Certificate — filed herewith.

e.	Automatic Dividend Reinvestment Plan.†††† (Exhibit (e))

f.	Long-Term Debt Instruments — none.

g.	(1) Amended and Restated Investment Management Agreement between Registrant and Kayne Anderson Capital Advisors, L.P.† (Exhibit (g)(1))

(2) Assignment of Investment Management Agreement from Kayne Anderson Capital Advisors, L.P. to KA Fund Advisors, LLC.† (Exhibit (g)(2))

h.	(1) Underwriting Agreement by and among the Registrant, KA Fund Advisors, LLC and Kayne Anderson Capital Advisors, L.P. and UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated as Representatives of the several underwriters, dated August 6, 2010. ‡ (Exhibit (h)(1))

(2) Underwriting Agreement by and among the Registrant, KA Fund Advisors, LLC and Kayne Anderson Capital Advisors, L.P. and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and UBS Securities LLC as Representatives of the several underwriters, dated April 5, 2011. ‡‡‡‡

(3) Underwriting Agreement by and among the Registrant, KA Fund Advisors, LLC and Kayne Anderson Capital Advisors, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Wells Fargo Securities, LLC and RBC Capital Markets, LLC as Representatives of the several underwriters, dated May 3, 2011 — filed herewith

i.	Bonus, Profit Sharing, Pension Plans — none.

j.	(1) Form of Custody Agreement.** (Exhibit 99.6)

(2) Assignment of Custody Agreement from Custodial Trust Company to JPMorgan Chase Bank, N.A.†††††† (Exhibit (j)(2))

k.	Other Material Contracts.

(1) Administration Agreement.†††† (Exhibit (k)(1))

(2) Form of Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar for Common Stock.*** (Exhibit 99.3)

(3) Form of Fund Accounting Agreement.*** (Exhibit 99.4)

(4) Credit Agreement.‡‡‡ (Exhibit (k)(4))

(5) Accession Agreement.‡‡‡ (Exhibit (k)(5))

(6) Termination, Replacement and Restatement Agreement.‡‡‡ (Exhibit (k)(6))

(7) First Amendment Agreement to Credit Agreement.‡‡‡ (Exhibit (k)(7))

(8) Second Amendment Agreement to Credit Agreement.‡‡‡ (Exhibit (k)(8))

(9) Note Purchase Agreement for Series G Notes, Series H Notes, Series I Notes, Series J Notes, Series K Notes and Series L Notes.†† (Exhibit (k)(5))

(10) Note Purchase Agreement for Series M Notes and Series N Notes.‡‡‡ (Exhibit (k)(10))

(11) Note Purchase Agreement for Series O Notes and Series P Notes.‡‡‡ (Exhibit (k)(11))

(12) Note Purchase Agreement for Series Q Notes, Series R Notes, Series S Notes and Series T Notes.‡‡‡ (Exhibit (k)(12))

(13) Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar for Series D Mandatory Redeemable Preferred Stock — filed herewith.

l.	Opinion and Consent of Venable LLP. †††††† (Exhibit (l)(1))

m.	Non-Resident Officers/Directors — none.

n.	Consent of Registrant’s independent auditors.‡‡‡ (Exhibit (n)(1))

o.	Omitted Financial Statements — none.

p.	Subscription Agreement — none.

q.	Model Retirement Plans — none.

r.	Code of Ethics.

(1) Code of Ethics of Registrant.** (Exhibit 99.8)

(2) Code of Conduct of KA Fund Advisors, LLC.‡‡ (Exhibit (r)(2))

s.	Powers of Attorney.††††† (Exhibit (s))

*	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File Nos. 333-116479 and 811-21593) as filed with the Securities and Exchange Commission on September 1, 2004 and incorporated herein by reference.

**	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 4 to its Registration on Form N-2 (File Nos. 333-116479 and 811-21593) as filed with the Securities and Exchange Commission on September 16, 2004 and incorporated herein by reference.

***	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 5 to its Registration Statement on Form N-2 (File Nos. 333-116479 and 811-21593) as filed with the Securities and Exchange Commission on September 27, 2004 and incorporated herein by reference.

****	Previously filed as an exhibit to Registrant’s Registration Statement on Form N-2 (File Nos. 333-140488 and 811-21593) as filed with the Securities and Exchange Commission on February 7, 2007 and incorporated herein by reference.

†	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-140488 and 811-21593) as filed with the Securities and Exchange Commission on March 23, 2007 and incorporated herein by reference.

††	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-151975 and 811-21593) as filed with the Securities and Exchange Commission on August 13, 2008 and incorporated herein by reference.

†††	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File Nos. 333-151975 and 811-21593) as filed with the Securities and Exchange Commission on August 25, 2008 and incorporated herein by reference.

††††	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-151975 and 811-21593) as filed with the Securities and Exchange Commission on April 17, 2009 and incorporated herein by reference.

†††††	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on March 29, 2010 and incorporated herein by reference.

††††††	Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on May 24, 2010 and incorporated herein by reference.

†††††††	Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on July 6, 2010 and incorporated herein by reference.

‡	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on August 10, 2010 and incorporated herein by reference.

‡‡	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on February 14, 2011 and incorporated herein by reference.

‡‡‡	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on April 1, 2011 and incorporated herein by reference.

‡‡‡‡	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on April 5, 2011 and incorporated herein by reference.

Item 26.	Marketing Arrangements
     Reference is made to the form of underwriting agreement for the Registrant’s common stock and preferred stock to be filed as exhibits in an amendment to the Registrant’s Registration Statement and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus, filed herewith as Part A of Registrant’s Registration Statement.

Item 27.	Other Expenses and Distribution
     The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission fees	$35,650
Printing and engraving expenses	$350,000
FINRA fee	$50,500
NYSE listing fees	$70,000
Accounting fees and expenses	$100,000
Legal fees and expenses	$500,000
Miscellaneous fees and expenses	$20,000

Total	$1,126,150

Item 28.	Persons Controlled by or Under Common Control
     None.

Item 29.	Number of Holders of Securities as of November 30, 2010

Number of
Title of Class	Record Holders
Common Stock, $0.001 par value per share	44
Preferred Stock (Liquidation Preference $25.00 per share)	12
Long-term Debt	22

Item 30.	Indemnification
     Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
     The Registrant’s charter and bylaws require the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
     Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe the act or omission was unlawful. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser
     The information in the SAI under the caption “Management — Directors and Officers” is hereby incorporated by reference.
     Part B and Schedules A and D of Form ADV of the Adviser (SEC File No. 801-67089), incorporated herein by reference, sets forth the officers of the Adviser and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers during the past two years.

Item 32.	Location of Accounts and Records
     The accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, are kept by the Registrant or its custodian, transfer agent, administrator and fund accountant.

Item 33.	Management Services
     Not applicable.

Item 34.	Undertakings
     1. Registrant undertakes to suspend the offering of its common stock until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
     2. Not Applicable.
     3. Not Applicable.
     4. Registrant undertakes:
     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

     (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
     (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     (b) that, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
     (d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.
     (e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
     The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
     (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
     (2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
     (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
     5. Registrant undertakes that:
     (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
     (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.
     7. Upon each issuance of securities pursuant to this registration statement, the Registrant undertakes to file a form of prospectus and/or form of prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the Securities Act and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the Securities Act.
     8. The Registrant undertakes to file a post-effective amendment upon each issuance of securities pursuant to this registration statement in which such securities are sold other than for cash, including in exchange transactions for non-control securities or for a combination of cash and non-control securities.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 5 to this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, and the State of Texas, on the 5th day of May, 2011.

KAYNE ANDERSON MLP INVESTMENT COMPANY
By:	/s/ KEVIN S. MCCARTHY
Kevin S. McCarthy
	Title:	Chairman and Chief Executive Officer

     Pursuant to the requirements of the 1933 Act, this Post-Effective Amendment No. 5 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ KEVIN S. MCCARTHY Kevin S. McCarthy	Director, Chief Executive Officer and President (Principal Executive Officer)	May 5, 2011

/s/ TERRY A. HART Terry A. Hart	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	May 5, 2011

/s/ ANNE K. COSTIN* Anne K. Costin	Director	May 5, 2011

/s/ STEVEN C. GOOD* Steven C. Good	Director	May 5, 2011

/s/ GERALD I. ISENBERG* Gerald I. Isenberg	Director	May 5, 2011

/s/ WILLIAM H. SHEA* William H. Shea	Director	May 5, 2011

*By: /s/ DAVID A. HEARTH David A. Hearth	Attorney-in-Fact (Pursuant to Powers of Attorney previously filed)	May 5, 2011

INDEX TO EXHIBITS

Exhibit	Exhibit Name

a.	(1) Articles of Amendment and Restatement.* (Exhibit 99.1)

(2) Articles Supplementary for Series A Mandatory Redeemable Preferred Stock.††††††† (Exhibit (a)(2))

(3) Articles Supplementary for Series B Mandatory Redeemable Preferred Stock and Series C Mandatory Redeemable Preferred Stock.‡‡ (Exhibit (a)(3))

(4) Articles Supplementary for Series D Mandatory Redeemable Preferred Stock — filed herewith.

b.	Amended and Restated Bylaws of Registrant.** (Exhibit 99.1)

c.	Voting Trust Agreement — none.

d.	(1) Form of Common Share Certificate.**** (Exhibit (d)(1))

(2) Form of Series A Mandatory Redeemable Preferred Stock Certificate.†††††† (Exhibit (d)(2))

(3) Form of Fitch Rating Guidelines.†††††† (Exhibit (d)(3))

(4) Form of Series B Mandatory Redeemable Preferred Stock Certificate.‡‡ (Exhibit (d)(4))

(5) Form of Series C Mandatory Redeemable Preferred Stock Certificate.‡‡ (Exhibit (d)(5))

(6) Form of Series D Mandatory Redeemable Preferred Stock Certificate — filed herewith.

e.	Automatic Dividend Reinvestment Plan.†††† (Exhibit (e))

f.	Long-Term Debt Instruments — none.

g.	(1) Amended and Restated Investment Management Agreement between Registrant and Kayne Anderson Capital Advisors, L.P.† (Exhibit (g)(1))

(2) Assignment of Investment Management Agreement from Kayne Anderson Capital Advisors, L.P. to KA Fund Advisors, LLC.† (Exhibit (g)(2))

h.	(1) Underwriting Agreement by and among the Registrant, KA Fund Advisors, LLC and Kayne Anderson Capital Advisors, L.P. and UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated as Representatives of the several underwriters, dated August 6, 2010. ‡ (Exhibit (h)(1))

(2) Underwriting Agreement by and among the Registrant, KA Fund Advisors, LLC and Kayne Anderson Capital Advisors, L.P. and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and UBS Securities LLC as Representatives of the several underwriters dated April 5, 2011. ‡‡‡‡

(3) Underwriting Agreement by and among the Registrant, KA Fund Advisors, LLC and Kayne Anderson Capital Advisors, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Wells Fargo Securities, LLC and RBC Capital Markets, LLC as Representatives of the several underwriters, dated May 3, 2011 — filed herewith

i.	Bonus, Profit Sharing, Pension Plans — none.

j.	(1) Form of Custody Agreement.** (Exhibit 99.6)

(2) Assignment of Custody Agreement from Custodial Trust Company to JPMorgan Chase Bank, N.A.†††††† (Exhibit (j)(2))

k.	Other Material Contracts.

(1) Administration Agreement.†††† (Exhibit (k)(1))

(2) Form of Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar for Common Stock.*** (Exhibit 99.3)

(3) Form of Fund Accounting Agreement.*** (Exhibit 99.4)

(4) Credit Agreement.‡‡‡ (Exhibit (k)(4))

(5) Accession Agreement.‡‡‡ (Exhibit (k)(5))

(6) Termination, Replacement and Restatement Agreement.‡‡‡ (Exhibit (k)(6))

(7) First Amendment Agreement to Credit Agreement.‡‡‡ (Exhibit (k)(7))

(8) Second Amendment Agreement to Credit Agreement.‡‡‡ (Exhibit (k)(8))

(9) Note Purchase Agreement for Series G Notes, Series H Notes, Series I Notes, Series J Notes, Series K Notes and Series L Notes.†† (Exhibit (k)(5))

(10) Note Purchase Agreement for Series M Notes and Series N Notes.‡‡‡ (Exhibit (k)(10))

(11) Note Purchase Agreement for Series O Notes and Series P Notes.‡‡‡ (Exhibit (k)(11))

(12) Note Purchase Agreement for Series Q Notes, Series R Notes, Series S Notes and Series T Notes.‡‡‡ (Exhibit (k)(12))

(13) Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar for Series D Mandatory Redeemable Preferred Stock — filed herewith.

l.	Opinion and Consent of Venable LLP. †††††† (Exhibit (l)(1))

m.	Non-Resident Officers/Directors — none.

n.	Consent of Registrant’s independent auditors.‡‡‡ (Exhibit (n)(1))

Exhibit	Exhibit Name
o.	Omitted Financial Statements — none.

p.	Subscription Agreement — none.

q.	Model Retirement Plans — none.

r.	Code of Ethics.

(1) Code of Ethics of Registrant.** (Exhibit 99.8)

(2) Code of Conduct of KA Fund Advisors, LLC.‡‡ (Exhibit (r)(2))

s.	Powers of Attorney.††††† (Exhibit (s))

*	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File Nos. 333-116479 and 811-21593) as filed with the Securities and Exchange Commission on September 1, 2004 and incorporated herein by reference.

**	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement on Form N-2 (File Nos. 333-116479 and 811-21593) as filed with the Securities and Exchange Commission on September 16, 2004 and incorporated herein by reference.

***	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 5 to its Registration Statement on Form N-2 (File Nos. 333-116479 and 811-21593) as filed with the Securities and Exchange Commission on September 27, 2004 and incorporated herein by reference.

****	Previously filed as an exhibit to Registrant’s Registration Statement on Form N-2 (File Nos. 333-140488 and 811-21593) as filed with the Securities and Exchange Commission on February 7, 2007 and incorporated herein by reference.

†	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-140488 and 811-21593) as filed with the Securities and Exchange Commission on March 23, 2007 and incorporated herein by reference.

††	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-151975 and 811-21593) as filed with the Securities and Exchange Commission on August 13, 2008 and incorporated herein by reference.

†††	Previously filed as an exhibit to Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File Nos. 333-151975 and 811-21593) as filed with the Securities and Exchange Commission on August 25, 2008 and incorporated herein by reference.

††††	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-151975 and 811-21593) as filed with the Securities and Exchange Commission on April 17, 2009 and incorporated herein by reference.

†††††	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on March 29, 2010 and incorporated herein by reference.

††††††	Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on May 24, 2010 and incorporated herein by reference.

†††††††	Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on July 6, 2010 and incorporated herein by reference.

‡	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on August 10, 2010 and incorporated herein by reference.

‡‡	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on February 14, 2011 and incorporated herein by reference.

‡‡‡	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on April 1, 2011 and incorporated herein by reference.

‡‡‡‡	Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (File Nos. 333-165775 and 811-21593) as filed with the Securities and Exchange Commission on April 5, 2011 and incorporated herein by reference.